SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934*

OPNEXT, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

68375V105

(CUSIP Number)

Kate Rundle Executive Vice President and General Counsel Oclaro, Inc. 2560 Junction Avenue San Jose, CA 95134 (408) 383-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375V105

(1)	Name of reporting persons I.R.S. Identification Nos. of above persons (entities only). I.R.S. I.D. # 20-1303994 Oclaro, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 37,756,552(1)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 37,756,552(1)
(11)	Aggregate amount beneficially owned by each reporting person 37,756,552
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 40.5%
(14)	Type of reporting person (see instructions) CO

(1)	Pursuant to the Opnext Voting Agreements described in Item 4, the Reporting Person may be deemed to have beneficial ownership of 37,756,552 shares of common stock of the Issuer. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Opnext Common Stock”), of Opnext, Inc., a Delaware corporation (“Opnext”). The principal executive offices of Opnext are located at 4629 Landing Parkway, Fremont, CA 94538.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The name of the person filing this statement is Oclaro, Inc., a Delaware corporation (“Oclaro”).

(b)	The business address of Oclaro is 2560 Junction Avenue, San Jose, California 95134.

(c)	Oclaro is one of the largest suppliers of optical components, modules and subsystems.

(d)	Neither Oclaro nor, to the knowledge of Oclaro, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Oclaro nor, to the knowledge of Oclaro, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the directors and executive officers of Oclaro named in Schedule A attached hereto are citizens of the United States, except that Jerry Turin is a citizen of Canada and James Haynes is a citizen of the United Kingdom.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Oclaro as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Oclaro may be deemed to have acquired beneficial ownership of 37,756,552 shares of Opnext Common Stock pursuant to the Opnext Voting Agreements (as defined in Item 4 below) between Oclaro and each of the following executive officers, directors, affiliates of directors and/or stockholders of Opnext: (1) Charles J. Abbe, a Director of Opnext; (2) Harry L. Bosco, President and Chief Executive Officer of Opnext; (3) Michael C. Chan; (4) Clarity Opnext Holdings II, LLC; (5) Clarity Partners, L.P.; (6) Hitachi, Ltd.; (7) Tadayuki Kanno; (8) Robert J. Nobile, Chief Financial Officer and Senior Vice President, Finance, of Opnext; (9) Justin J. O’Neill; (10) Philip F. Otto, a Director of Opnext; and (11) William L. Smith, a Director of Opnext (collectively, the “Opnext Supporting Stockholders”). As of March 26, 2012, the Opnext Supporting Stockholders beneficially owned an aggregate of 37,756,552 shares of Opnext Common Stock (which number includes, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 2,727,235 shares of Opnext Common Stock issuable upon the exercise of stock options that are exercisable within 60 days after March 26, 2012 (the “Option Shares”)), representing approximately 40.5% of the sum of (i) 90,405,097 shares of Opnext Common Stock represented by Opnext in the Merger Agreement (as defined in Item 4 below) to be outstanding as of March 23, 2012 and (ii) the Option Shares. The Opnext Supporting Stockholders entered into the Opnext Voting Agreements as an inducement to Oclaro to enter into the Merger Agreement. The Subject Securities (as defined in Item 5 below) to which this Schedule 13D relates have not been purchased by Oclaro. Oclaro did not pay additional consideration to the Opnext Supporting Stockholders in connection with the execution and delivery of the Opnext Voting Agreements and thus no funds were used for such purpose. For a description of the Opnext Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

(a)-(b)	On March 26, 2012, Oclaro entered into an Agreement and Plan of Merger and Reorganization (“Merger Agreement”), by and among Opnext, Tahoe Acquisition Sub, Inc., a newly formed wholly owned subsidiary of Oclaro (“Merger Sub”) and Oclaro, pursuant to which Oclaro and Opnext will combine their businesses through a merger of Merger Sub with and into Opnext (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, by virtue of the Merger and without any action on the part of any stockholder, each share of Opnext Common Stock will be converted into the right to receive 0.42 of a share of common stock of Oclaro (the “Exchange Ratio”), par value $0.01 per share (“Oclaro Common Stock”). Options to purchase Opnext Common Stock will be assumed by Oclaro pursuant to the terms of the Merger Agreement. Stock appreciation rights with respect to Opnext Common Stock and restricted stock units of Opnext will be converted into stock appreciation rights with respect to Oclaro Common Stock and restricted stock units of Oclaro pursuant to the terms described in the Merger Agreement.

Each of Opnext and Oclaro has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants: (a) to conduct their respective businesses in the ordinary course, consistent with past practice, during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (b) not to engage in certain kinds of transactions during such period; (c) to convene and hold meetings of the stockholders of each of Opnext and Oclaro to approve the transaction; and (d) that, subject to certain exceptions, the Boards of Directors of Opnext and Oclaro will each recommend that their respective stockholders approve the transaction.

Consummation of the Merger is subject to customary conditions, including: (a) the adoption of the Merger Agreement by the stockholders of Opnext and the approval by the stockholders of Oclaro of the issuance of shares of Oclaro Common Stock and of a Certificate of Amendment to Oclaro’s Certificate of Incorporation in connection with the Merger; (b) expiration of the waiting period under U.S. antitrust laws; (c) absence of any applicable restraining order or injunction prohibiting the Merger; (d) the effectiveness of a registration statement on Form S-4; (e) the absence of material adverse effect with respect to each of Opnext and Oclaro; (f) the accuracy of the representations and warranties of each party, subject to specified materiality thresholds; (g) performance in all material respects by each party of its obligations under the Merger Agreement; and (h) the delivery of customary tax opinions from counsel to Opnext and Oclaro. The Merger Agreement contains certain termination rights for both Opnext and Oclaro in certain circumstances, some of which would require Opnext or Oclaro to pay the other a termination fee of $6,000,000.

At the same time that the Merger Agreement was entered into, the Opnext Supporting Stockholders entered into Voting Agreements (the “Opnext Voting Agreements”) with Oclaro, and each of the directors and certain executive officers of Oclaro (the “Oclaro Supporting Stockholders”) entered into Voting Agreements (the “Oclaro Voting Agreements”) with Opnext.

The Opnext Voting Agreements provide that each Opnext Supporting Stockholder will vote his/her Opnext Common Stock in favor of the adoption of the Merger Agreement and against any alternative transaction with respect to Opnext. The Opnext Voting Agreements will terminate upon the date of the earliest of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the effectiveness of the Merger; (c) the change in recommendation by the Board of Directors of Opnext pursuant to Section 5.2(c)(i) of the Merger Agreement in the context of a superior offer for Opnext; or (d) an amendment of the Merger Agreement decreasing the Exchange Ratio or otherwise materially and adversely affecting the applicable Opnext Supporting Stockholder.

The Oclaro Voting Agreements provide that each of the Oclaro Supporting Stockholders will vote his/her Oclaro Common Stock in favor of the issuance of Oclaro Common Stock pursuant to the Merger Agreement, in favor of the Certificate of Amendment of Oclaro’s Certificate of Incorporation and against any alternative transaction with respect to Oclaro. The Oclaro Voting Agreements will terminate upon the date of the earliest of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the effectiveness of the Merger; (c) the change in recommendation by the Board of Directors of Oclaro pursuant to Section 5.3(c)(i) of the Merger Agreement in the context of a superior offer for Oclaro; or (d) an amendment of the Merger Agreement increasing the Exchange Ratio or otherwise materially and adversely affecting the applicable Oclaro Supporting Stockholder.

The foregoing summary descriptions of the Merger Agreement, the Opnext Voting Agreements and the Oclaro Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the form of the Opnext Voting Agreements and the form of the Oclaro Voting Agreements, copies of which are attached as exhibits hereto or incorporated herein by reference.

(c)	Not applicable.

(d)	Upon consummation of the Merger, the directors and officers of Merger Sub immediately prior thereto will become the directors and officers, respectively, of Opnext as the surviving corporation in the Merger. The existing director of Merger Sub is Jerry Turin, and the existing officers of Merger Sub are Jerry Turin, President, Chief Financial Officer and Treasurer; and Kate Rundle, Secretary.

(e)	Under the terms of the Merger Agreement, Opnext may not, without Oclaro’s prior written consent, among other things: (i) declare, accrue, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock; (ii) acquire, repurchase or redeem any shares of its capital stock; (iii) issue, sell, or grant the authorization to issue or sell, any shares of its capital stock; or (iv) split, consolidate, subdivide, or reclassify any shares of its capital stock; in each case, except under limited circumstances as set forth in the Merger Agreement.

(f)	Upon consummation of the Merger, Opnext, as the surviving corporation in the Merger, will become a direct, wholly-owned subsidiary of Oclaro.

(g)	The Merger Agreement contains provisions that limit the ability of Opnext to engage in a transaction that would entail a change of control of Opnext (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h)-(i)	Upon consummation of the Merger, the Opnext Common Stock will be delisted from the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)	Other than as described above, Oclaro currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Oclaro reserves the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Opnext Voting Agreements, Oclaro has the power to vote or to direct the vote of the Subject Securities with respect to the matters set forth in the Opnext Voting Agreements. Assuming the exercise of stock options exercisable within 60 days after March 26, 2012, as of such date the Subject Securities represented in the aggregate approximately 40.5% of the sum of (i) 90,405,097 shares of Opnext Common Stock represented by Opnext in the Merger Agreement to be outstanding as of March 23, 2012 and (ii) the Option Shares.

In addition, any shares of Opnext Common Stock acquired or received by any Opnext Supporting Stockholder after the date (and before the valid termination) of the Opnext Voting Agreements will also be subject to the terms of the Opnext Voting Agreements. Accordingly, any such acquisition or receipt of shares of capital stock of Opnext by any Opnext Supporting Stockholder may result in Oclaro being deemed to be the beneficial owners of such additional shares (the Opnext Common Stock subject to the Opnext Voting Agreements, the Option Shares and such additional shares being collectively referred to herein as the “Subject Securities”). However, Oclaro hereby disclaims beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that Oclaro is, for any or all purposes, the beneficial owner(s) of any of the Subject Securities covered by this Schedule 13D.

Except as set forth in this Schedule 13D, no shares of Opnext Common Stock are beneficially owned by Oclaro, or, to the knowledge of Oclaro, any person listed on Schedule A to this Schedule 13D.

The foregoing summary descriptions of the Merger Agreement and the Opnext Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of the Opnext Voting Agreements, copies of which are attached as exhibits hereto or incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Opnext Voting Agreements, neither Oclaro nor, to the knowledge of Oclaro, any person named in Schedule A to this Schedule 13D, has effected any transaction in the Opnext Common Stock during the past 60 days.

(d)	To the knowledge of Oclaro, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of Oclaro, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Opnext, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Opnext.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number	Description

1	Agreement and Plan of Merger and Reorganization, dated as of March 26, 2012, by and among Oclaro, Inc., Tahoe Acquisition Sub, Inc. and Opnext, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Oclaro, Inc. filed by Oclaro, Inc. on March 26, 2012).

2	Form of Opnext Voting Agreement (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Oclaro, Inc. filed by Oclaro, Inc. on March 26, 2012).

3	Form of Oclaro Voting Agreement (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K of Oclaro, Inc. filed by Oclaro, Inc. on March 26, 2012).

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCLARO, INC.

April 4, 2012	By:	/s/ Jerry Turin
Name: Jerry Turin Title: Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of Oclaro. All directors and executive officers listed below are citizens of the United States, except that Jerry Turin is a citizen of Canada and James Haynes is a citizen of the United Kingdom.

OCLARO, INC.:

Name	Position	Present Principal Occupation or Employment and Business Address
Edward Collins	Director	Managing Director and Partner, ChinaVest Group Director, California Bank of Commerce Chairman of the Audit Committee, Taiwan Greater China Fund Non-executive Chairman, Branded Spirits, Ltd.

Lori Holland	Director	Director, Audit Committee Member, and Nominating and Corporate Governance Committee Member, LTX-Credence

Marissa Peterson	Director

Retired.

Director, Member of Nominating and Corporate Governance and Organization and Compensation Committees, Humana Inc.

Director, Member of Audit and Risk Committee and Chairperson of the Business Transformation Process Committee, Ansell Limited

Director, Quantros

Director, Lucile Packard Children’s Hospital

Greg Dougherty	Director	Director, Picarro, Inc.

Alain Couder	Director, Chairman of the Board and Chief Executive Officer	Chief Executive Officer and Chairman of the Board Oclaro, Inc. 2560 Junction Avenue San Jose, California 95134

Joel A. Smith III	Lead Independent Director	Director, First National Bancshares

Jerry Turin	Chief Financial Officer	Chief Financial Officer Oclaro, Inc. 2560 Junction Avenue San Jose, California 95134

James Haynes	President and General Manager, Photonic Components	President and General Manager, Photonic Components Oclaro, Inc. 2560 Junction Avenue San Jose, California 95134

Kate Rundle	Executive Vice President, General Counsel and Corporate Secretary	Executive Vice President, General Counsel and Corporate Secretary Oclaro, Inc. 2560 Junction Avenue San Jose, California 95134

Yves LeMaitre	Chief Commercial Officer	Chief Commercial Officer Oclaro, Inc. 2560 Junction Avenue San Jose, California 95134

Terry Unter	President and General Manager, Optical Networks Solution	President and General Manager, Optical Networks Solution Oclaro, Inc. 2560 Junction Avenue San Jose, California 95134

Gray Williams	Executive Vice President, Supply Chain Operations and Quality	Executive Vice President, Supply Chain Operations and Quality Oclaro, Inc. 2560 Junction Avenue San Jose, California 95134